David Lubin & Associates, PLLC

108 S. Franklin Avenue

Valley Stream, New York 11580

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

david@dlubinassociates.com

December 5, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Gyrotron Technology, Inc.
Registration Statement on Form 10 Filed October 15, 2014
File No. 000-55294

Dear Ms. Ravitz:

On behalf of Gyrotron Technology, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to Registration Statement on Form 10 (the "Amendment”) in response to the Commission's comment letter, dated November 14, 2014, with reference to the Company’s registration statement on Form 10 filed with the Commission on October 15, 2014.

In addition to the Amendment, which includes the financial statements for the Company as of September 30, 2014, the Company responds to the comments of the Commission as follows:

Item 1. Description of Business, page 4

1.

Given that you were incorporated in 1998, please provide additional detail about the development of your business since incorporation so that an investor can understand your current status as having recently located a gyrotron to lease.

Response: The Amendment has been revised in the first paragraph in this section to provide that since its inception the Company had use of a gyrotron.

2.

Please clarify how you intend to derive revenues. It appears that you do not intend to manufacture or sell the gyrotron, rather you intend to sell services using the gyrotron. In this respect, please clarify what “installations” are, and whether you have the necessary resources in place to commence installations.

Response: The Company has the ability to generate revenues from clients as it has use of a gyrotron as well as the ability to provide the technical know-how to utilize the gyrotron. In accordance with the comments of the Commission, the Amendment has been revised to clarify how the Company intends to derive revenues, what are “installations” and that the Company currently has the resources to commence installations.

3.

We note several claims throughout your filing about the functioning and characteristics of the gyrotron beam. Since it appears that you may not have commercialized this technology in all of these ways, please provide substantiation for these claims or qualify them as management’s belief.

Response: The Amendment has been revised in accordance with the comments of the Commission with respect to the functioning and characteristics of the gyrotron beam.

4.

We note your disclosure on page 6 that Gabriel Capital has informed you that, if necessary, it would loan you the funds to acquire the cyromagnet that you state you need for your business. Please tell us why you believe that disclosure is appropriate given the disclosure on page 21 that Gabriel Capital is being wound down under supervision of a court appointed receiver.

Response: The Amendment has been revised to provide that in November Gabriel Capital lend the Company the funds to acquire the cyromagnet. Given the fact that Gabriel Capital is in the process of winding down, the Company does not expect to receive any further loans or capital investments from Gabriel Capital.

Products and Applications, page 7

5.	Please clarify which of the applications you have commercialized.

Response: The Amendment has been revised in accordance with the comments of the Commission to clarify which applications have current commercial installations.

6.	Liquidity and Capital Resources, page 17

Please discuss your agreements and understandings with Gabriel Capital LP in this section, including terms of any expected loans or investments, to the extent they represent a material factor in your liquidity strategy. Also please discuss how you expect Gabriel Capital’s winding down to affect your liquidity.

Response: The liquidity and capital resources section of the Amendment has been expanded in accordance with the comments of the Commission. The Company does not expect Gabriel Capital’s winding down to affect its liquidity.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

7.

Please revise to clarify what will happen with the shares owned by Gabriel Capital LP once that entity is wound down. Also please revise the notes to the table on page 19 to clarify the relationship between Ariel Fund Ltd. and Gabriel Capital LP, and identify the other court-appointed joint receiver of Ariel Fund.

Response: Based on discussions between the Company and Gabriel Capital, it is likely that within the next two years when Gabriel is wound down, the shares of the Company owned by Gabriel would be placed in a liquidating trust. The notes to the Security Ownership table have been revised in accordance with the comments of the Commission.

Directors and Executive Officers, page 20

8.	Please revise to explain what you mean by Dr. Sklyarevich’s “expertise with gyrotron beam technology.”

Response: The Amendment has been revised in accordance with the comments of the Commission

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the related acceleration request. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin

cc: Dr. Sklyarevich

Jack Mayer

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Gyrotron Technology, Inc.

3412 Progress Drive

Bensalem, Pennsylvania 19020

December 5, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Gyrotron Technology, Inc.
Registration Statement on Form 10
File No. 000-55294

Gentlemen:

In connection with the filing referenced above, Gyrotron Technology, Inc. (the “Company”) hereby acknowledges the following:

1.	The Company is fully responsible for the adequacy and accuracy of the disclosure in their filing with the Securities and Exchange Commission (the “Commission”).

2.	Comments from the staff of the Commission or changes to disclosure in response to comments of the Commission do not foreclose the Commission from taking any action with respect to the filing.

3.	The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

GYROTRON TECHNOLOGY, INC.

By:	/s/ Vlad Sklyarevich
Name:	Vlad Sklyarevich
Title:	President, Treasurer and Director (Principal Executive, Financial and Accounting Officer)

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